RAMPER INNOVATIONS

We keep ramp agents safe + save airlines money

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ramperinnovations.com Sitka AK B2B Hardware

Highlights

1. 🏆 Winner of Alaska Angel Conference investment 2019 and raised $350K to date
2. 💫 2 patents issued, multiple international trademark protections pending
3. 💥 Beta agreements w/ AeroMexico, VivaAerobus, AeroCharters
4. ✅ Distribution agreement for 40 units w/ HQ Mexico by end of 2022
5. 💪 First sale, January 2022
6. 🌍 $4B total addressable market globally
7. 👍 Founder has 38 years of experience in the industry

Our Team

Tim Fulton CEO

Passionate about improving ramp ops: developing solutions to the challenging problems of loading and unloading aircraft, especially those helping ramp agents work faster, easier, and with less risk.

> I spent 38 years doing the physically demanding job, I saw far too many of my fellow agents getting injured because there was not an affordable solution to the manual method. I choose this idea because it works. I care because I deal with back pain every single day and I want to make sure that isn't the case for others who are doing the job.

Maury Hackett Executive Assistant

Experienced in project management, communications, networking, and organization skills. Brings an enthusiastic can-do attitude to the team.

Tom Perkowski Special Advisor

Proven business leader with significant strategy, fundraising, marketing, product and customer development experience in B2B and B2G aerospace and emerging technology markets.

Charlie Petrie Product Development

Inventor, designer, and patent holder. Has designed and built field hardened equipment that have stood up to the harsh Alaskan environment. One of which is now patented and has been licensed to a large Cathodic Protection equipment manufacturer.

Dave Arp Advisor

Financial leader known as a trusted advisor, strategic thinker and cohesive team builder. 20+ years of influencing high level decisions informed by data and a 360 view of organization

Michael Bloomfield Advisor

Sage Parts Executive Vice President and President/Board Chairperson at International Airport Equipment Manufacturers' Association.

We reduce the cost, time & injuries of ground handling ops 💪

Tim Fulton spent over 38 years as a ramp agent for Alaska Airlines. He then founded Ramper Innovations to pursue his dream of making the airline industry safer. He combined his extensive experience in the airline industry and product development to develop a loading solution that saved rampers' backs & saved airlines money: TISABAS.



Alaska



Coming from the same background as my clients gives me unique insights into the challenges they face. And I am passionate and committed to making ramp agents' jobs safer and easier. But don't just take my word for it! I have received several awards from Alaska Airlines for safety, environmental, customer service and innovation. I was especially honored to receive the Legend Award from Alaska Airlines, which is given to select employees for going above and beyond consistently over years of service. Even the ramp agents who have tested TISABAS are in love with it!

- Founder & CEO, Tim Fulton



N612AS

Have you ever wondered about your checked bag's journey?

Here's a secret:
ramp agents still **manually** load each one!



Results of this:

- 3 of top 7 reasons a plane is delayed
- **76%** of ramp agents get injured
- **$122,000** per injury
- **107% staff turnover**
- $2.1B yearly in baggage damage

Our Solution: TISABAS

Our solution is a compact, motorized folding conveyor system. The name conveys our mission:
"TIm SAves BAcks."



TISABAS is:
- Affordable
- Portable
- Ergonomic
- Simple to run, operate & maintain
- Versatile
- **Designed by a ramper, for rampers**



Value Proposition

- Saves airlines $1M per gate over 5 years
- (Top 6 airlines = $1B)
- Payback period is 4 months
- ROI is 20:1

Our Traction

- **First sale**, January 2022
- **NTO** approval from Boeing & Airbus
- **Distribution agreement** for 40 units with HQ Mexico by year end 2022
- **Beta agreements** with AeroMexico, VivaAerobus, and AeroCharterdeMexico
- **Qualified customers:** GAT, Unifi, Spirit Airlines, Alaska Airlines, AirCanada
- **Qualified Distributors:** Mulag, Harlan Global, Aviation GSE, Aviations GQ









AEROCHARTER AEROMEXICO viva aerobus BOEING



Tim, Hugh, & Tom at the International GSE Expo.

What Rampers Say

"2 of us unloaded a fully packed 737-800 without breaking a sweat. I was impressed at how fast the sections folded down and lengthened as the pit emptied out."

Greg Reynolds,
Ramp Service Agent.





Rampers using TISABAS for a VivaAerobus flight.

What Customers Say

"Your development will increase efficiency in cargo and baggage handling, it will save the backs of our frontline ambassadors. We thank you for helping us achieve our 25-minute turnaround mandate."

Luis Ramos,
CEO of AeroCharters



Target Market

The multibillion-dollar international industry of airlines, ground handling services, and package handling companies that use single-aisle aircraft. For example, American Airlines, Lufthansa, Japan Airlines, Menzies, FedEx and Amazon Prime Flight, etc.

Our international market is projected to increase from 4 billion dollars to *10.2 billion dollars by 2025* a Compound Annual Growth Rate of 21%.

Our Milestones & Roadmap



November 2019
Patent issued
March 2020
3 beta units delivered
December 2020
NTO Airbus & Boeing
August 2021
Beta test with AeroMexico
September 2021
Distribution agreement with HQ Mexico
December 2021
First PO Signed
January 2022
Manufacturing begins
Grow!

Our Competitive Edge

	TISABAS	Manual Loading	External-Extension System (Power Stow/Bendi Belt/Ramp Snake)	In-Plane Systems (Magic Carpet & ATS)
Cost	$30K	**N/A**	**$250K and up**	**$140K and up, based on cargo hold size**
Aircraft compatibility	Works with existing equipment	Works with existing equipment	Replaces existing equipment	Works with existing equipment
Injury rate of ramp agents	Reduces rate	**High**	Reduces rate	Reduces rate
Aircraft damage	Meets floor bearing weight; reduces damage to aircraft	X	X Equipment does not meet floor-bearing weight	Requires FAA certification for aircraft protection

Our Competitive Edge (Continued)

	TISABAS	Manual Loading	External-Extension System (Power Stow/Bendi Belt/Ramp Snake)	In-Plane Systems (Magic Carpet & ATS)
Impact of equipment malfunction	Unit folds & moves out of the way easily so manual process can occur	N/A	Aircraft out of service	Frequent break down impacts efficiency
Baggage/Cargo damage	Reduces damage	X	Reduces damage	X
Speed of loading & unloading operation	Consistent speed, quicker turns; can control belt speed for more efficiency.	Crew dependent	Consistent speed, allows quicker turns	Slow
Ramp agent rating	"Thumbs up" in testing	Some like traditional manual method	Mixed reviews	Mixed reviews

Traction Projections

	2021	2022	2023	2024
Gross Sales	$80K	$978K	$5M	$15.6M
Gross Margin	37.5%	36%	54%	54%
Units Sold	6	38	114	356
EBITDA	$(205)K	$153K	$1.8M	$5.4M
EBITDA Margin	(2.5%)	.2%	29.6%	34.4%

Forward-looking projections cannot be guaranteed.

Our Ask

Current Valuation: $3.5 M

Current Seed Round: $500K

- Engineering and Manufacturing – 35%
- Sales and Marketing – 30%
- Operations – 25%
- Management Team – 10%



Management Team
Sales & Marketing
$500K
Engineering & Manufacturing
Operations

Downloads

Wefunder Campaign Page Deck - slides only.pdf